1900 K Street, NW Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

January 27, 2014

VIA EDGAR

Amy Miller

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Equity Series (the “Registrant”)
File Nos. 333-164077, 811-22375

Dear Ms. Miller:

In a December 30, 2013 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 23 (“PEA 23”) to the Registrant’s registration statement under the Securities Act of 1933, as amended, and Amendment No. 25 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on November 12, 2013. PEA 23 was filed to register the PIMCO Balanced Income Fund, a new series of the Registrant (the “Fund”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA 23.

Prospectus

Comment 1: The Fund’s investment objective states “the Fund seeks to maximize current income while providing long-term capital appreciation.” Consider revising the objective so that seeking current income is the primary objective, and seeking capital appreciation is the secondary objective.

Response: The Registrant believes the current investment objective accurately describes both components of the Fund’s primary objective – to maximize current income and to provide long-term capital appreciation. Accordingly, no changes have been made in response to this comment.

Comment 2: Provide a completed draft of the Fund’s fee table via e-mail at your earliest convenience prior to the 485(b) filing.

Amy Miler January 27, 2014 Page 2

Response: Comment accepted. The Registrant has provided a completed draft of the Fund’s fee table under separate cover.

Comment 3: The Fund’s fee table footnotes reference certain contractual fee waiver and expense reimbursement arrangements. Confirm all such contracts will be filed as exhibits to the Fund’s registration statement.

Response: Confirmed. Copies of each contract will be filed as an exhibit to the Fund’s registration statement.

Comment 4: The Fund’s Principal Investment Strategies indicate the Fund will typically invest at least 25% of its assets in equity securities and 25% of its assets in fixed income securities, each of which may be represented by forwards or derivatives such as options, futures contracts or swap agreements. Explain how derivative instruments will be valued for purposes of these 25% tests and confirm that notional value will not be used.

Response: The Fund will typically use each applicable derivative instrument’s market value for purposes of determining compliance with the Fund’s 25% tests. The Fund values forward contracts at the market value of the underlying instrument. For additional information regarding how the Fund values its derivative investments generally, please see the “How Fund Shares Are Priced” section of the prospectus, which describes the process by which the Fund values its portfolio holdings, including derivatives.

Comment 5: The Fund’s Principal Investment Strategies state, “The Fund may also invest in derivative instruments, such as options, futures contracts, options on futures, low exercise price options (LEPOs), equity-linked notes, equity-linked securities, participatory notes, total return swaps and other swap agreements (including interest rate swaps and credit default swaps), consistent with its investment objective.” Confirm each of these instruments is described in more detail elsewhere in the prospectus, and if not, add a description.

Response: Comment accepted. The Registrant has reviewed the descriptions of such instruments in the registration statement, and to the extent additional disclosure regarding certain instruments was deemed appropriate, such disclosure has been added to the Statement of Additional Information (“SAI”).

Comment 6: Confirm that the expenses of short sales, if any, will be reflected in the Fund’s fee table.

Amy Miler January 27, 2014 Page 3

Response: The Registrant will estimate the Fund’s anticipated expenses incurred due to short sales, if any, and to the extent such estimated expenses equal or exceed 0.01% of the Fund’s total expenses for its first fiscal year of operations, the Fund will reflect such estimated short sale expenses in the “Other Expenses” line item of its fee table.

Comment 7: In light of the section in the back of the prospectus titled “Investments in Other Investment Companies,” confirm whether estimated Acquired Fund Fees and Expenses will be reflected in the Fund’s fee table.

Response: Because the Fund’s estimated expenses incurred due to investments in other investment companies, if any, are less than the one basis point threshold for an Acquired Fund Fees and Expenses line item per Instruction 3(f) to Item 3 of Form N-1A, the estimated Acquired Fund Fees and Expenses will not be reflected in the Fund’s fee table.

Comment 8: Review the “Temporary Defensive Positions” section in the back of the prospectus and conform this section to instruction 6 to Item 9(b)(1) of Form N-1A.

Response: Instruction 6 to Item 9(b)(1) of Form N-1A states:

Disclose, if applicable, that the Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies in attempting to respond to adverse market, economic, political, or other conditions. Also disclose the effect of taking such a temporary defensive position (e.g., that the Fund may not achieve its investment objective).

The Fund’s Temporary Defensive Positions disclosure states, in relevant part:

For temporary or defensive purposes, the Fund may invest without limit in U.S. debt securities, including taxable securities and short-term money market securities, when PIMCO deems it appropriate to do so. When the Fund engages in such strategies, it may not achieve its investment objective.

Based on the foregoing, we believe the Fund’s current disclosure is consistent with instruction 6 to Item 9(b)(1), so no changes have been made in response to this comment.

Comment 9: The “Changes in Investment Objectives and Policies” section in the back of the prospectus states the Fund’s investment objective is non-fundamental. Consider adding disclosure regarding what type of advance notice shareholders would receive if the Board of Trustees changed the Fund’s investment objective.

Amy Miler January 27, 2014 Page 4

Response: In the unlikely event that the Board of Trustees ever approves a change to the Fund’s investment objective, the Registrant would revise or supplement the Fund’s prospectus and file the same with the SEC prior to first use. The Fund would promptly deliver the supplemented prospectus (reflecting the new investment objective) to all existing shareholders to the extent such delivery is deemed necessary and appropriate. The Fund would also file an amended registration statement with the SEC to the extent doing so is deemed necessary and appropriate in light of the changes to the Fund’s investment objective.

SAI

Comment 10: The SAI states, “In the case of privately issued mortgage-related securities, the Funds take the position that mortgage-related securities do not represent interests in any particular ‘industry’ or group of industries. Therefore, a Fund may invest more or less than 25% of its total assets in privately issued mortgage-related securities.” Revise this statement (and any similar statements) to reflect the Staff’s view that privately issued mortgage-related securities do represent interests in an industry or group of related industries, which means the Funds may not reserve freedom of action to concentrate or not concentrate in such securities.

Response: The Registrant notes that the Staff has previously commented on this issue with respect to Registrant’s Post-Effective Amendment No. 10, as filed August 31, 2011, and Post-Effective Amendment No. 11, as filed on September 7, 2011. The Staff has also given this comment to other PIMCO-advised registrants’ post-effective amendments from time to time. The Registrant’s response is substantively similar to the response provided to the comment on PIMCO ETF Trust’s Post-Effective Amendment No. 13,1 as supplemented by subsequent letters from PIMCO to the Staff.

Consistent with the position expressed in prior PIMCO correspondence with the Staff, each fund included in the SAI filed as part of PEA 23, including the Fund, has adopted an internal operating policy limiting the fund’s investment in privately issued residential mortgage-backed securities (“Private RMBS”) to no more than 25% of the fund’s assets. With respect to the treatment of privately issued commercial mortgage-backed securities (“Private CMBS”), the same funds have also adopted an internal operating policy to invest no more than 25% of their respective assets in Private CMBS. These policies are operating policies of the funds, and have been in place since the latter of June 30, 2011 or the fund’s commencement of operations. These policies are not fundamental investment restrictions.

[1]	See Letter from Adam T. Teufel to Brion R. Thompson, Division of Investment Management, SEC, Responding to Comments on PIMCO ETF Trust Post-Effective Amendment No. 13 (August 24, 2010).

Amy Miler January 27, 2014 Page 5

Comment 11: The SAI states, “Subject to the Trust’s limitation on concentration as described in the ‘Investment Restrictions’ section below, there is no limitation on the amount of a Fund’s assets which may be invested in obligations of foreign banks which meet the conditions set forth herein.” Consider revising this sentence to more clearly disclose that a Fund may not invest more than 25% of its assets in obligations of foreign banks because the Staff considers such obligations as constituting an investment in a particular industry.

Response: Each foreign bank obligation is assigned an industry classification at the time of purchase by a Fund. While there is no pre-set percentage limitation on a Fund’s ability to acquire foreign bank obligations, no Fund will invest more than 25% of its assets in foreign bank obligations that are part of a particular industry. Accordingly, the Registrant believes the disclosure is accurate as is.

*                    *                     *

In addition to these comments, the Staff requested that the Registrant make certain representations concerning PEA 23 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Douglas P. Dick at (202) 261-3305 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Joshua D. Ratner, Pacific Investment Management Company LLC
Ryan Leshaw, Pacific Investment Management Company LLC
Douglas P. Dick, Dechert LLP

EXHIBIT

PIMCO Equity Series

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

January 27, 2014

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Equity Series (the “Registrant”) (File Nos. 333-164077, 811-22375)

In connection with a response being made on behalf of the Registrant to comments provided with respect Post-Effective Amendment No. 23 to the Registrant’s registration statement under the Securities Act of 1933 and Amendment No. 25 to the Registrant’s registration statement under the Investment Company Act of 1940, as filed on November 12, 2013 (the “Registration Statement”), the Registrant hereby acknowledges that:

—	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

—

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

—

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Douglas P. Dick at (202) 261-3305 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow

Vice President

cc:	Douglas P. Dick
Adam T. Teufel
Joshua D. Ratner
Ryan Leshaw